Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Total Fixed Charges

(Dollars in thousands)

	Three Months Ended March
	31,		Year Ended December 31,
	2015		2014		2013		2012		2011		2010
Income/(Loss) from continuing operations before income taxes and minority interest	$25,297		208,417		177,672		28,854		(20,376)		2,484
Loss/(Income) from equity method investees	(2,421)		(10,422)		(12,805)		(10,233)		(5,849)		(5,243)

	22,876		197,995		164,867		18,621		(26,225)		(2,759)

Add/(deduct):
+ Fixed Charges	15,791		60,541		53,285		47,968		45,441		45,936
+ Amortization of Capitalized Interest	9,345		32,143		24,668		15,101		9,863		12,228
+ Distributed income of equity method investees	3,035		11,613		13,013		9,648		6,497		7,263
- Interest capitalized	(12,128)		(53,211)		(36,060)		(21,891)		(12,994)		(9,720)

Earnings available for fixed charges	$38,919		249,081		219,773		69,447		22,582		52,948

Fixed Charges:
Interest and other financial charges expensed and capitalized	15,282		58,374		51,152		46,135		43,393		43,442
Interest factor attributed to rentals (a)	509		2,167		2,133		1,833		2,048		2,494

Fixed Charges	$15,791		60,541		53,285		47,968		45,441		45,936

Ratio of earnings to fixed charges (b)	2.5	x	4.1	x	4.1	x	1.4	x	0.5	x (c)	1.2	x

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.
(b)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.
(c)	Earnings were not adequate to cover fixed charges by $22.9 million for the year ended December 31, 2011.